UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549
____________________________

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(D)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

____________________________

CADISTA HOLDINGS INC.

(Name of the Issuer)

____________________________

Cadista Holdings Inc.

(Names of Persons Filing Statement)

____________________________

Common Stock

(Title of Class of Securities)

127531 101

(CUSIP Number of Class of Securities)

Kamal Mandan, Chief Financial Officer
Cadista Holdings Inc.
207 Kiley Drive
Salisbury, Maryland 21801
(410) 860-8500

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With a copy to:

Rajiv Khanna, Esq.
Seyfarth Shaw LLP
620 Eighth Avenue
New York, New York 10018
(212) 218-3391

and

Esteban A. Ferrer, Esq.
Seyfarth Shaw LLP
620 Eighth Avenue
New York, New York 10018
(212) 218-3340

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

INTRODUCTION

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) filed on November 13, 2014, which relates to the tender offer (the “Offer”) by Jubilant Generics Inc., a Delaware corporation (the “Purchaser”), and a wholly-owned subsidiary of Jubilant Pharma Holdings Inc., a Delaware corporation (“JPH”) and an indirect wholly owned subsidiary of Jubilant Pharma Limited, a corporation organized under the laws of Singapore (“Parent,” and a direct wholly owned subsidiary of Jubilant Life Sciences Ltd., a corporation organized under the laws of India (“JLL” or “Jubilant Life Sciences”)), to purchase all issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Cadista Holdings Inc., a Delaware corporation (“Cadista” or the “Company”), that are not already owned by Parent and its subsidiaries at a price of $1.60 per Share, net to the seller in cash, without interest and less any required withholding taxes, and on the other terms and subject to the other conditions specified in the Offer to Purchase, dated November 13, 2014 (the “Offer to Purchase”), and in the related Letter of Transmittal, each as originally filed with the Tender Offer Statement and Rule 13E-3 Transaction Statement under the cover of Schedule TO by Purchaser, Parent, JPH and JLL with the Securities and Exchange Commission (the “SEC”) on November 13, 2014 (the “Schedule TO”), and as amended by Amendment No. 1 to the Schedule TO, filed on December 3, 2014 (the “Schedule TO Amendment”). This Amendment is being filed by the Company, the issuer of the Shares. Parent, JPH, and Purchaser are collectively referred to herein as the “Purchaser Group.”

All information contained in this Amendment concerning the Company, the Purchaser Group and JLL has been provided by such person and not by any other person.

The information in the Schedule 14D-9 is incorporated in this Amendment by reference to all of the applicable items of the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided in this Amendment. Capitalized terms used herein and not defined shall have the meaning ascribed to such terms in the Schedule 14D-9.

The Schedule 14D-9 is hereby amended and supplemented as follows:

Item 4. The Solicitation or Recommendation—Reasons for the Recommendation of the Committee and the Board of Directors

The following language is hereby inserted at the end of “Item 4. The Solicitation or Recommendation—Reasons for the Recommendation of the Committee and the Board of Directors”:

The information set forth in the following sections of the Offer to Purchase, as amended by the Schedule TO Amendment, are incorporated by reference: “What does the Special Committee and Cadista’s Board of Directors think of the Offer?” and “What is your position as to the fairness of the Offer and Merger” of the Summary Term Sheet; “Special Factors-Section 3-The Recommendation by Cadista’s Special Committee and Cadista’s Board of Directors”; and “Special Factors-Section 4-Position of the Purchaser Group and Jubilant Life Sciences Regarding Fairness of the Offer and the Merger.”

Other than the Committee described herein, the Board did not appoint an “unaffiliated representative” for purposes of acting on behalf of the unaffiliated security holders.

The factors described in subsections (i), (ii), (vi) and (viii) of Instruction 2 to Item 1014 of Regulation M-A are respectively: current market prices; historical market prices; purchase prices paid in previous purchases disclosed in response to Item 1002(f); and firm offers of which the subject company or affiliate is aware made by any unaffiliated person, other than the filing persons, during the past two years. As described in the Offer to Purchase, although the Shares have been registered under the Securities Exchange Act of 1934 since August 2011, a public trading market for the Shares has yet to develop. Therefore, we do not believe that current or historical market prices are relevant or material since to our knowledge there are none. Similarly, the Company and its affiliates have not purchased any of the Shares in the past two years (which would trigger the Item 1002(f) disclosure obligation) and the Filing Person is not aware of any firm offers made by any unaffiliated person during the past two years. Accordingly, we also believe these factors are not relevant or material.

Additionally, the factors described in subsections (iii) – (v) of Instruction 2 to Item 1014 of Regulation M-A that were considered by the Committee are discussed on pages 38-39 of the Offer to Purchase under the Section “Special Factors-Section 4-Position of the Purchaser Group and Jubilant Life Sciences Regarding Fairness of the Offer and the Merger,” which are incorporated herein by reference.

Item 4. The Solicitation or Recommendation—Opinion of Financial Advisor

The following language is hereby inserted at the end of “Item 4. The Solicitation or Recommendation—Opinion of Financial Advisor”:

Other Presentations by Financial Advisor

In addition to the presentation made to the Committee described above, CS also made a written presentation to the Committee on September 11, 2014. Such presentation and the discussion that took place at such meeting is described above in “Item 4. The Solicitation or Recommendation—Background of the Offer.” A copy of this presentation has been attached as Exhibit (c)(5) to Amendment No. 1 to the Transaction Statement on Schedule 13E-3 filed by the Company on December 4, 2014 (the “Schedule 13E-3 Amendment”), which exhibit is incorporated herein by reference.

Except for the opinion rendered by CS to the Committee on October 17, 2014 described above, no presentation by CS, alone or together, whether written or oral, constitutes an opinion of CS with respect to the Offer Price to be received by such holders in the Proposed Transaction. Information contained in these other presentations is substantially similar to the information provided in CS’s presentation to the Committee on October 17, 2014 summarized above, except the prior presentations were preliminary and, as such, were based on market data and other information available to CS at the times of such presentations and certain of the information included in the October 17, 2014 presentation was not also included in these prior presentations. For example, the October 11, 2014 materials did not include a discounted cash flow analysis of the Company or any value reference ranges for the Company common stock.

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A copy of the October 17, 2014 presentation has been attached as Exhibit (c)(4) to the Schedule 13E-3 Amendment, which exhibit is incorporated herein by reference.

Item 9. Exhibits

Item 9 is amended to include the following additional exhibits, which are filed with the Schedule 13E-3 Amendment and incorporated herein by reference:

Exhibit No.	Description

(c)(4)	Presentation of Cassel Salpeter & Co., LLC, dated October 17, 2014 (incorporated by reference to Exhibit (c)(4) of the Schedule 13E-3 Amendment).

(c)(5)	Presentation of Cassel Salpeter & Co., LLC, dated September 11, 2014 (incorporated by reference to Exhibit (c)(5) of the Schedule 13E-3 Amendment).

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 Dated: December 4, 2014

Cadista Holdings Inc.

By:	/s/ Kamal Mandan
Name:	Kamal Mandan

Title:	Chief Financial Officer

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